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03 September 2012
Mr John Reynolds Assistant Director
United States Securities & Exchange Commission 100 F Street, NE
WASHINGTON DC 20549 USA
Dear Mr Reynolds
I acknowledge receipt of your letter of 30 August 2012.
We need to liaise with our joint venture partner, Alcoa lnc, as we prepare our response to certain questions.
Accordingly, I request an amended response time. I plan to provide the requested response within 45 days.
I would appreciate your acknowledgement of this amended response time.
Yours sincerely

/s/ CHRIS THIRIS
CHRIS THIRIS
CHIEF FINANCIAL OFFICER